Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

March 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention: Tara Harkins

   Terence O’Brien

    David Gessert

   Tim Buchmiller

Re: Olink Holding AB (publ)
Registration Statement on Form F-1
Filed on March 3, 2021
File No. 333-253818

Ladies and Gentlemen:

This letter is submitted on behalf of Olink Holding AB (publ) (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1, filed on March 3, 2021 (the “Registration Statement”), as set forth in the Staff’s letter dated March 9, 2021 addressed to Jon Heimer, the Company’s Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement on Form F-1 (“Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form F-1 filed on March 3, 2021

Prospectus Summary

U.S. Securities and Exchange Commission

March 18, 2021

Summary Consolidated Statement of Financial Position, page 14

1.	Please revise to remove the Sucessor [sic], as adjusted, and Successor, as further adjusted column as of December 31, 2019.

RESPONSE: The Company respectfully advises the Staff that it has revised page 14 of the Amended Registration Statement in response to the Staff’s comment.

Special Note Regarding Forward-looking Statements, page 62

2.	You state in the last paragraph on page 63 that certain statements that you make are “inherently uncertain” and prospective investors “are cautioned not to unduly rely upon these statements.” Please note that you are responsible for the entire content of the registration statement. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the information included in your disclosures.

RESPONSE: The Company respectfully advises the Staff that it has revised page 63 of the Amended Registration Statement in response to the Staff’s comment.

Dilution, page 69

3.	Please revise your disclosures here to present your net tangible book value per share to be rounded to the nearest two decimal places so as to not imply greater precision than exists.

RESPONSE: The Company respectfully advises the Staff that it has revised page 70 of the Amended Registration Statement in response to the Staff’s comment.

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If you should have any questions regarding the enclosed matters, please contact me at (212) 813-8821.

Sincerely,

/s/ Kristopher D. Brown
Kristopher D. Brown, Esq.

Enclosures

cc:	Jon Heimer, Chief Executive Officer, Olink Holding AB (publ)
Oskar Hjelm, Chief Financial Officer, Olink Holding AB (publ)
Linda Ramirez-Eaves, Esq., General Counsel, Olink Holding AB (publ)
Stephanie A. Richards, Esq., Goodwin Procter LLP